Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2015

1. Organization

Aurus Advisors, Inc. (the "Company") was orignally formed as a California corporation and provides investment banking and advisory services to corporations, institutional fund managers and hedge funds. On February 9, 2004, the Company registered as a securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and was granted a broker-dealer certificate by the California Department of Corporations. In November 2015, the Company reorganized in Florida and, going forward, will continue to operate as a Florida corporation.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investment Banking and Advisory Fees
Revenues are earned from providing investment banking and advisory services to corporations, institutional investors and hedge funds. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2011.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at December 31, 2015. The provision for income taxes shown in the accompanying statement of income consists of current taxes of $800.

Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2015

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- 1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $29,406 which exceeded the requirement by $24,120.

4. Lease Obligation

On June 5, 2014, the Company entered into an operating lease for an automobile. The lease term is 3 years and ends on June 5, 2017. Future minimum lease payments under the lease are:

Year	Amount
2016	9,952
2017	4,523
Total	$14,475

5. Risk Concentrations

At various times during the year, the Company's cash balances have exceeded FDIC insured limits.

Due to the nature of the Company's advisory services business, 84% of the Company's revenue during the year was generated from two customers. At December 31, 2015, 63% of the receivable of $146,559 was related to one customer.

6. Related Party Transactions

The Company pays $500 per month in rent to a stockholder. At December 31, 2015, $6,000 in rent expense was owed to the stockholder. During 2015, the stockholder incurred expenses that were reimbursed by the Company. At December 31, 2015, the stockholder owed the Company $597 related to the overpayment of reimbursed expenses.

7. Retirement Plan

The Company sponsors a 401(k) profit sharing plan. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2015, the Company did not make any discretionary contributions for the year.

Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2015

8. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Warrants and Warrants Receivable

Determining the appropriate fair value and calculating the fair value of warrants requires the use of highly subjective and complex assumptions. The Company uses the Black-Sholes option pricing model to calculate the fair value of the warrants at the time of the transaction or valuation date. The method requires the use of judgment in estimating stock price volatility (5%), expected dividends (0%), expected life (3 years), and the risk free interest rate (1.3%). The Company's estimate of volatility was based on similar companies' benchmark, and the risk free interest rate is based on the U.S. Treasury 3 year constant maturity rate at the time the warrants were earned.

Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2015

8. **Fair Value Measurements Continued**

    Assets Measured and Recognized at Fair Value on a Recurring Basis:

	December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Warrants and warrants receivable	-	-	$5,463	$5,463

    Changes in Assets Classified in Level 3 for 2015:

Warrants and Warrants Receivable	Amount
Balance at January 1, 2014	$6,182
Warrants earned	-
Unrealized loss	(719)
Balance at December 31, 2015	$5,463

9. **Subsequent Events**

    The Company has evaluated subsequent events through February 16, 2016, the date which the financial statements were issued.